Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Announces Asset Sales

     CALGARY, June 25 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce the results of the sale of certain non-core assets. These property sales are entirely consistent with our efforts over the past year to focus Compton as a relatively pure play unconventional natural gas company.
     Strong bids were received for all five of the minor non-core asset packages offered for sale. The Company has accepted offers to purchase on four packages at Cecil, Zama, Thornbury, and the Peace River Arch. The offers total approximately $218 million in the aggregate and relate to approximately
3,700 boe/d of production comprised of approximately 14.3 mmcf/d of natural gas and 1,300 bbls/d of natural gas liquids and crude oil. The Cecil property sale is the largest of these transactions and the majority of the property is subject to rights of first refusal. It is expected that clearing these rights will take until mid-summer and closing will occur shortly thereafter. The remaining property sales are also expected to close by mid-summer. The proceeds from these divestments will be utilized to reduce bank debt. We are currently in the process of finalizing the annual mid-year review of our authorized credit facilities which has factored in the impact of these divestitures. Current indications from the banking syndicate are that the property divestitures will not impact the authorized credit facilities and that we will maintain the current $500 million authorization.
     The Company has elected to retain ownership of the fifth property package at Bigoray as this property is complimentary to Compton's core area operations in the highly competitive area of central Alberta at Niton and Edson.
     Subsequent to the closing of these property sales, Compton's activities will be focused entirely in central Alberta and the Rock Creek/Gething natural gas plays at Niton/Edson, and in southern Alberta including the Basal Quartz play at Hooker, the Plains Belly River play, and the thrusted Belly River formation in the foothills.

     Advisory
     --------
     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (iv) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's updated strategic plans, capital program and budget targets for 2008. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or Lorna Klose, Manager of Investor Relations, Telephone: (403)
237-9400, Fax (403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:52e 25-JUN-08